STEVE BURTON

Professional History

Current

Independent Consultant

YORBA LINDA • CA

Title: Independent Consultant

Recent projects include:

- Designing and developing SharePoint solutions for CoreLogic.
- Designing and developing SharePoint solutions for Long Beach Police Department.
- Maintaining and enhancing a custom SharePoint solution for Yusen Terminals in the Port of Long Beach.
- Maintaining SharePoint and system enhancements as well as PHP/MySQL solutions for a Boeing vendor.
- Designing and Implementing a PHP/MySQL web framework for a marketing company.

5/12 – 11/12

Long Beach Police Department

LONG BEACH • CA

Joint Terrorism Task Force

Title: SharePoint Architect/Developer

Designed and developed an incident tracking and notification system used by the JTTF Command Center. The system provides for the centralized logging and management of incidents for a situational network. Based on the event types, messaged are secured and dispatched to a select group of individuals enabling the team to stay informed and provide incident updates whether in the office or in the field. SharePoint 2010 was used as a framework, with custom forms and interface elements created using JavaScript and jQuery. Workflows were used to process event notifications as well as securitization of the incident information.

9/11 – 8/12

CoreLogic

SANTA ANA • CA

Financial, Property and Consumer Information Services

Title: SharePoint Enterprise Architect/Developer

Engaged with business units to facilitate understanding and capabilities of SharePoint and help scope projects that involved SharePoint. Developed and recommended standards and processes for the System Development Lifecycle as applied to SharePoint. Provided guidance and recommendations related to Disaster Recovery within the SharePoint environments.

Provided training and technical assistance to the CoreLogic technical staff as well as contracted offshore teams. Researched and provided systems diagnostics and incident resolution for SharePoint related issues such as performance issues, content database restoration and network packet tracing and analysis. Compiled SharePoint skill matrix used to qualify and assess a candidate's depth and understanding of SharePoint. Interviewed and recommended offshore candidates for SharePoint Architect position.

Designed and developed SharePoint solution for the digital marketing group that provided for the management of marketing campaigns. Custom content types, lists and forms were created to implement the solution. Interface elements were customized or created using CSS style sheets, JavaScript and jQuery libraries. A timer job was also created that sent reminder emails to managers when critical dates for the campaign approached. The solution architecture, code and management were conveyed to the offshore team via a series of knowledge transfer sessions. Designed and develop SharePoint solution used by the Architecture Standards Board to provide to a means for committees and groups to manage and publish Enterprise Architecture Standards. Additionally, various Proof of Concept solutions were created within SharePoint to demonstrate feasibility.

Produced high-level models and compiled recommendations for executives and architecture board members to facilitate and begin the engagement and usage of Service Oriented Architecture as a methodology for the enterprise information technology groups.

Using Oracle Service Bus, several POCs were created using Business and Proxy Services that provided for connectivity and information exchange between SharePoint and Oracle E-Business Suite.

3/09 – 7/10

Technisource - CareFusion

YORBA LINDA/SAN DIEGO • CA

Professional Consulting Firm

Title: SharePoint Consultant

Implemented SharePoint 2007 for CareFusion as they were splitting from Cardinal Health. Worked with corporate marketing and communications department to develop a plan that would facilitate the migration of content and users from the existing intranet system into the SharePoint environment. Designed and developed master pages and page layouts as well as style sheets to accommodate the requirements. Assembled and trained a team of 4 people to assist with the content migration of thousands of pages and documents. Developed custom solutions to meet the needs of various business units. Conducted remote training sessions for approximately 60 individual business units and their personnel on the usage of SharePoint.

5/07 – 1/09
VLSystems
IRVINE • CA

Professional Consulting Firm

Title: Senior Software Consultant

Worked with various clients to establish their goals and objectives for implementing systems to meet their corporate objectives. Developed information architecture plans for implementing corporate intranets that included Microsoft SharePoint 2007. Worked with individual business units and stakeholders to establish security and content management requirements and architected systems to accommodate their needs. Developed system processes and workflows that supported business unit objectives. Provided branding and graphical treatment of system applications using existing and new specifications. Worked with business units and facilitated the content development and deployment into the system framework. Designed and conducted end-user and administrator training programs for companies to facilitate a successful launch of their information systems. Developed governance strategies and information management plans for companies that supported their intranet deployment. Established disaster recovery models and systems to support the intranet systems.

6/06 – 4/07
Independent Consultant
YORBA LINDA • CA

Independent Business Consultant

Title: Business Consultant

Implemented business systems for clients, including: end-to-end development of web sites, accounting systems, mail and collaboration systems. Designed and architected web based video distribution and tracking systems. Provided on-going support to business infrastructures.

5/05 – 5/06
Old Canal Financial
YORBA LINDA • CA

Loan Servicing and Collection

Title: Vice President of Information Technology

Developed the information technology department and created the budgets and strategies that would enable the corporate objectives to be met. Initially, the focus of the project was to audit and publish investor reports, as the existing system allowed for corporate data to be misinterpreted. I worked with the investor community to gather requirements, and facilitated the publication of valid, audited data for the corporation. Once the existing data was understood, and a process developed to render information in real-time, the team began to focus on the development of the next generation system that would track investments and the return as well as the loan servicing and collections cycle. Microsoft Project Server and SharePoint were deployed to accommodate team and inter-department communication. Service Oriented Architecture implemented via .Net Web services and other XML based request/responses methodologies were used to standardize the data flow between the different systems and business units. Additionally, my team selected and deployed an enterprise level accounting packaged to handle the corporate financial requirements and Generally Accepted Accounting Principles.

9/04 – 4/05
Encore Credit
IRVINE • CA

Loan Origination and Servicing

Title: Sr. Programming Supervisor

Assembled and lead a technical team of twenty people charged with the development of a loan origination and servicing system using .NET technologies that would replace the existing systems. Created an architecture and deployment plan and facilitated the inter-department communication between the business units and the technical teams. Educated the business analyst group and database administration group on the new design methodologies, and helped set parameters for the continued specification of the new information system. The first phase of the deployment was an appraisal management system, designed to facilitate the tracking and workflows of appraisals ordered on loan applications. Additionally, my team was developing a broker management solution as well as marketing programs that included both programmatic and graphical consideration. In addition to the technology infrastructure we were creating, I initiated and deployed Microsoft Project Server and worked with the project management group to deploy and use the system to track the projects that were underway.

6/01 – 8/04
Ellipsis, Inc.
ALISO VIEJO • CA

Marketing Solutions Provider for Mortgage Brokers and Realtors

Title: Vice President of Engineering and Operations

Ellipsis, Inc. provides web sites and marketing services to their customer base. With such services being offered, I was in charge of, and responsible for all the aspects of the IT infrastructure and operations of the company. This included the management of the product development group, customer fulfillment and support teams, programming team, media production, web site development and production groups. To facilitate the growth if the company, I assembled and managed a very strong team of people to handle the day to day operations, as well as the corporate support systems, and product development. Bimonthly, I was also in charge of the production of professional video shoots. This task included coordinating vendor relationships and hiring the video crews. When I joined Ellipsis, Inc., the company had approximately 10 customers. After creating, implementing, and enhancing their business processes, I helped the company grow their customer base, grossing approximately $10 million a year.

6/99 – 5/01
EdeNET Communications, Inc. — PLEASANTON • CA
Interactive Television Service Provider
Title: Senior Software Engineer/Director of Field Operations
Worked with founders during the startup phase of the company to develop a conceptual interactive television system that would provide applications and services to patients in their hospital rooms. Went on to develop a proof-of-concept system enabling the company to generate funding in excess of $20m. Continued to assist in the evolution of the concept, working closely with the CTO to select hardware vendors and developed the application and user interface. Facilitated the content loading process onto the system and deployment of the beta location. Worked with the Chief Operations Officer to coordinate the software deployment of the application as well as content for the system. The system is currently in production in hospitals on the east and west coast. The system provides the patient with hospital information, admission orientation policies for the facility, over 50 different medical videos from a variety of disciplines, as well as the ability to check e-mail and browse the Internet from their bed using a wireless remote.

Additional Clients/Projects

VERIO, INC.	WALNUT CREEK • CA
NEXTEL COMMUNICATIONS, INC.	OAKLAND • CA
INTUIT, INC.	SAN DIEGO • CA
GRUPO ELEKTRA, S.A. DE C.V.	MEXICO CITY • MEXICO
CAREFUSION	SAN DIEGO • CA
LOS ANGELES FAIRPLEX	POMONA • CA
WORLDWIDE CLINICAL TRIALS	BEVERLY HILLS • CA
ANGELS BASEBALL	ANAHEIM • CA
INTERNATIONAL EDUCATION ASSOCIATION	IRVINE • CA
INPHI CORPORATION	WESTLAKE VILLAGE • CA
LOS ANGELES FIREMANS' CREDIT UNION	PASADENA • CA
CARRINGTON MORTGAGE	SANTA ANA • CA
WESTCLIFF LABORATORIES	SANTA ANA • CA
FINEJETS AVIATION	YORBA LINDA • CA
ADEL WIGGINS GROUP	LOS ANGELES • CA
LA FITNESS	IRVINE • CA
METAGENICS	SAN JUAN CAPISTRANO • CA
ORANGE COUNTY SANITATION DISTRICT	FOUNTAIN VALLEY • CA
ICU MEDICAL	SAN JUAN CAPISTRANO • CA